Laura A. Berezin +1 650 843 5128 lberezin@cooley.com	Via EDGAR

June 13, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Five Prime Therapeutics Inc.

Form 10-K for the Year Ended December 31, 2015

Filed March 11, 2016

File No. 001-36070

Dear Mr. Rosenberg:

On behalf of Five Prime Therapeutics, Inc. (the “Company” or “FivePrime”), this letter is in reference to the letter from the staff (the “Staff”), dated May 16, 2016 (the “Comment Letter”), to Marc L. Belsky relating to the Company’s above-referenced Form 10-K for the year ended December 31, 2015 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2016.

For ease of reference, the Staff’s comments are set forth in italic type immediately before the corresponding response submitted on behalf of the Company.

Notes to Financial Statements

9. Collaborative Research and Development Agreements

License and Collaboration Agreement, page F-18

1.	Please provide us a full accounting analysis with reference to authoritative literature of the October 14, 2015 FPA008 collaboration agreement with BMS. Include in your analysis:

•	The basis for your accounting treatment of the November 21, 2014 superseded clinical trial collaboration agreement including your treatment of the $30 million payment received in December 2014 upon entering into the October 14, 2015 FPA008 collaboration agreement.

The Company evaluated the accounting treatment of the clinical trial collaboration agreement (the “2014 Collaboration Agreement”), dated November 21, 2014, between the Company and Bristol-Myers Squibb Company (“BMS”) under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition – Multiple-Element Arrangements, as amended by Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements (“ASC 605-25”). Under ASC 605-25, the Company concluded that the 2014 Collaboration Agreement contained one deliverable and one unit of accounting. The deliverable under the 2014 Collaboration Agreement was FivePrime’s conduct of a Phase 1a/1b clinical trial to test the combination of FivePrime’s anti-CSF1R antibody, FPA008, with Opdivo® (nivolumab), BMS’s anti-PD1 antibody, in several oncology indications

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 13, 2016

Page Two

(the “Combination Trial”). Accordingly, the Company concluded that it should recognize any arrangement consideration received under the 2014 Collaboration Agreement over the period of its conduct of the Combination Trial. Pursuant to the 2014 Collaboration Agreement, BMS paid FivePrime a one-time fee of $30 million, which was contingently refundable if a change of control of FivePrime occurred prior to a specified date and certain other conditions were met. Because the entire one-time fee was potentially refundable and therefore not “fixed or determinable” as of December 31, 2014, FivePrime concluded that it should defer the recognition of the entire $30 million one-time fee under the revenue recognition criteria set forth in Staff Accounting Bulletin Topic 13 and recorded the fee as deferred revenue as of December 31, 2014.

Pursuant to the terms of the license and collaboration agreement, dated October 14, 2015 (the “2015 License Agreement”), between FivePrime and BMS, upon the effectiveness of the 2015 License Agreement, the provision that could have required the refund of the $30 million one-time fee was eliminated. The 2015 License Agreement became effective on November 10, 2015, the date the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976. Therefore, as of November 10, 2015, the $30 million one-time fee became fixed or determinable and the Company started recognizing this revenue, using a cumulative catch-up method, over the estimated performance period ending in 2019.

•	Your consideration as to allocating arrangement consideration related to the October 14, 2015 agreement to the deliverables of the superseded clinical trial collaboration agreement that have an estimated performance period ending in 2019 and that appear to be included as part of the October 14, 2015 FPA008 collaboration agreement.

1)	Determination that the 2014 Collaboration Agreement and the 2015 License Agreement are Separate Arrangements

In accounting for the 2015 License Agreement, the Company considered whether the 2015 License Agreement and the 2014 Collaboration Agreement were, in substance, one arrangement or whether they were two separate arrangements. Pursuant to Section 3.2.2 of the Ernst & Young Financial Reporting Developments publication on revenue recognition, if a subsequent contract or an amendment to an existing contract is entered into by a vendor and its customer and the vendor has not substantially completed its performance obligations pursuant to the original agreement, consideration should be given to whether the remaining performance obligations and the newly negotiated obligations are, in substance, one new arrangement. ASC 985-605-55-4, Software Revenue Recognition Implementation Guidance (“ASC 985-605-55-4”), provides relevant analogous guidance that FivePrime considered when evaluating the accounting treatment of the 2015 License Agreement. Pursuant to ASC 985-605-55-4, the form of an arrangement is not determinative of the substance of the arrangement and the existence of any of the following factors may indicate that two or more arrangements should be accounted for as a single multiple-element arrangement:

a.	The agreements are negotiated or executed within a short timeframe of one other;

b.	The different elements of the agreements are closely interrelated or interdependent in terms of design, technology or function;

c.	The fee for one or more agreements is subject to refund, forfeiture or other concession if another agreement is not completed satisfactorily;

d.	One or more elements in one agreement are essential to the functionality of an element in another agreement;

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 13, 2016

Page Three

e.	Payment terms under one agreement coincide with performance criteria of another agreement; or

f.	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same entity) to do what in essence is a single project.

As discussed in detail below, the Company evaluated the relevant accounting considerations, including the factors set forth above, and concluded that the 2015 License Agreement and the 2014 Collaboration Agreement were not one arrangement and that the arrangement consideration from the 2015 License Agreement should not be allocated to the remaining performance obligations under the 2014 Collaboration Agreement.

a. The agreements are negotiated or executed within a short timeframe of one other.

The 2015 License Agreement and the 2014 Collaboration Agreement were executed nearly a year apart on October 14, 2015 and November 21, 2014, respectively, which is not considered to be within a short timeframe. Furthermore, FivePrime did not have any plans to subsequently negotiate a license to the technology at the time the 2014 Collaboration Agreement was executed.

b. The different elements of the agreements are closely interrelated or interdependent in terms of design, technology or function.

The agreements were not closely interrelated. BMS and FivePrime entered into the 2014 Collaboration Agreement to govern the clinical study of the combination of FPA008 and nivolumab. FivePrime did not grant to BMS any rights to (i) study FPA008 alone or in combination with any other compound, (ii) manufacture FPA008 or (iii) commercialize FPA008, and FivePrime was not obligated to grant any such rights to BMS pursuant to the 2014 Collaboration Agreement. Because BMS did not receive any manufacturing, development or commercialization rights or generally any rights to patents or know-how of FivePrime related to FPA008, BMS did not pay FivePrime a license fee or have any milestone or royalty payment obligations under the 2014 Collaboration Agreement. Under the 2015 License Agreement, FivePrime granted BMS exclusive worldwide rights, including under FivePrime’s patents and know-how, to research, develop, manufacture and commercialize FPA008 and all of FivePrime’s other CSF1R antibodies and, in consideration of these exclusive licenses and not for the continued conduct of the Combination Trial, BMS agreed to pay FivePrime a $350 million upfront payment as well as potential milestone and royalty payments.

Furthermore, the two agreements were not interdependent because FivePrime could have either continued with its independent development and commercialization of FPA008 without BMS or licensed its FPA008 rights to a third party under the 2014 Collaboration Agreement.

c. The fee for one or more agreements is subject to refund, forfeiture or other concession if another agreement is not completed satisfactorily.

The $30 million one-time fee under the 2014 Collaboration Agreement was only refundable to BMS if a change of control of FivePrime occurred prior to a specified date and certain other conditions were met. The refundability was not related to FivePrime’s satisfactory performance under the 2015 License Agreement. Furthermore, as of the effective date of the 2015 License Agreement, the refund provision of the 2014 Collaboration Agreement terminated and the $30 million one-time fee under the 2014 Collaboration Agreement became fixed or determinable.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 13, 2016

Page Four

The $350 million upfront payment under the 2015 License Agreement was a one-time, non-refundable and non-creditable payment that is not subject to any refund, forfeiture or other concession if FivePrime does not complete its conduct of the Combination Trial.

d. One or more elements in one agreement are essential to the functionality of an element in another agreement.

The elements of the 2014 Collaboration Agreement and the 2015 License Agreement function separately. The elements in the 2014 Collaboration Agreement, which govern FivePrime’s conduct of the Combination Trial, are not essential to the functioning of any element in the 2015 License Agreement, which govern FivePrime’s license to BMS of rights to the FivePrime Licensed Technology (as defined below) and the Transferred Know-How (as defined below). BMS’s right to use the FivePrime Licensed Technology under the 2015 License Agreement is not dependent on FivePrime’s conduct of the Combination Trial under the 2014 Collaboration Agreement. Conversely, the licenses granted to BMS under the 2015 License Agreement are not essential to FivePrime’s conduct of the Combination Trial under the 2014 Collaboration Agreement. This is further evidenced by the fact that the 2014 Collaboration Agreement was in operation and FivePrime commenced its conduct of the Combination Trial almost a year before these licenses were granted to BMS under the 2015 License Agreement. Moreover, BMS would have still enjoyed the anticipated benefits from the 2014 Collaboration Agreement, including the results of the clinical testing of BMS’s product, Opdivo, in combination with FP008 without entering into the 2015 License Agreement. Positive results from the Combination Trial would enhance the independent value of BMS’s Opdivo product even without entering into the 2015 License Agreement.

e. Payment terms under one agreement coincide with performance criteria of another agreement.

The payment terms under the 2015 License Agreement include a one-time, non-refundable, non-creditable upfront payment of $350 million. BMS will also be obligated to pay FivePrime up to approximately $1.4 billion in milestones and tiered royalties on net sales. These payment terms are not related to FivePrime’s conduct of the Combination Trial under the 2014 Collaboration Agreement and as such do not coincide with the performance criteria of the 2014 Collaboration Agreement.

Under the terms of the 2014 Collaboration Agreement, BMS paid FivePrime a one-time fee of $30 million and was obligated to reimburse FivePrime for certain external development costs and costs of clinical materials, all of which were related to the conduct of the Combination Trial. These payment terms are not related to the delivery to BMS of a license to FivePrime Licensed Technology and Transferred Know-How under the 2015 License Agreement and as such do not coincide with the performance criteria of the 2015 License Agreement.

f. The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same entity) to do what in essence is a single project.

The 2014 Collaboration Agreement and the 2015 License Agreement were not negotiated in contemplation of one another and were signed almost a year apart. The 2014 Collaboration Agreement was an external project for the conduct of the Combination Trial while the 2015 License Agreement provided BMS with exclusive licenses to the FivePrime Licensed Technology and Transferred Know-How to research, develop, manufacture and commercialize FPA008 and all of FivePrime’s other CSF1R antibodies.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 13, 2016

Page Five

The two agreements were evaluated by different groups within BMS. During the evaluation and negotiation of the 2014 Collaboration Agreement and subsequent coordination of collaboration efforts under the 2014 Collaboration Agreement, FivePrime worked with a team at BMS responsible for the development of BMS’s Opdivo product. In contrast, during the negotiation of the 2015 License Agreement, several other groups at BMS became involved because of the different scope of the 2015 License Agreement (e.g., manufacturing and commercialization) as compared to the 2014 Collaboration Agreement. After the effective date of the 2015 Collaboration Agreement, the FPA008-related activities at BMS were transferred to a different development team within BMS focused on early-stage development of BMS’s other internal programs.

Furthermore, the 2015 License Agreement did not add to or significantly change FivePrime’s obligations to complete the Combination Trial under the 2014 Collaboration Agreement. Upon execution of the 2015 License Agreement, FivePrime’s obligations with respect to the conduct of the Combination Trial did not increase in scope and there were no new performance obligations added to FivePrime’s conduct of the Combination Trial. Instead, the effectiveness of the 2015 License Agreement resulted in a modest decrease in FivePrime’s obligations as BMS became responsible for the manufacture and supply of FPA008. The purpose of the 2015 License Agreement was not to govern the conduct of the Combination Trial but rather to provide BMS with an exclusive license to FPA008 and certain other CSF1R antibodies.

2)	Determination of the Two Units of Accounting Under the 2015 License Agreement

FivePrime recognized revenue under the 2015 License Agreement in accordance with ASC 605-25, Revenue Recognition (“ASC 605-25”). In accordance with ASC 605-25, FivePrime considered the following criteria to determine if an item included in the 2015 License Agreement is a deliverable:

•	it is explicitly referred to as an obligation of FivePrime in the 2015 License Agreement;

•	it requires distinct action by FivePrime;

•	failure to complete an action would result in a significant contractual penalty to FivePrime; and

•	the inclusion or exclusion of the item in the arrangement reasonably would be expected to cause the arrangement consideration to vary by more than an insignificant amount.

Based on the above criteria, FivePrime identified two deliverables at the inception of the 2015 License Agreement:

•	License to BMS under Licensed Technology: FivePrime granted BMS an exclusive license to the “FivePrime Licensed Technology,” which is defined in the 2015 License Agreement generally as patents and know-how necessary or reasonably useful for the development, manufacture and commercialization of Licensed Products (as defined in the 2015 License Agreement), including FPA008.

•	Transfer of FivePrime Licensed Know-How: FivePrime agreed to provide or make available to BMS certain documents, information and other tangible materials constituting the know-how included within the FivePrime Licensed Technology (“Transferred Know-How”). The Transferred Know-How can be divided into two primary categories: (i) data know-how (the “Data Know-How”) and (ii) manufacturing know-how (the “Manufacturing Know-How”).

The exclusive license to the FivePrime Licensed Technology has value to BMS on a standalone basis, even without access to or delivery of the Transferred Know-How. BMS has experience developing and obtaining Food and Drug Administration (“FDA”) approval of biologics and could begin utilizing the license to FivePrime Licensed Technology immediately upon the effectiveness of the 2015 License Agreement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 13, 2016

Page Six

The Data Know-How included within the FivePrime Licensed Technology would be useful to BMS in the planning for and execution of further development of Licensed Products and to obtain FDA or foreign regulatory approval of Licensed Products. Accordingly, FivePrime concluded that the license to the FivePrime Licensed Technology and Data Know-How to be substantive deliverables and that they should be accounted for as one unit of accounting.

The transfer of antibody manufacturing know-how customarily is a significant and time-consuming undertaking given the complexity of antibody manufacturing processes. FivePrime’s transfer of the Manufacturing Know-How to BMS required significant coordination between FivePrime and BMS personnel and represented a substantive deliverable under the 2015 License Agreement. Although the Manufacturing Know-How enables BMS to manufacture FP008 in accordance with the manufacturing process FivePrime had developed, the transfer was not necessary to create or derive value from the FivePrime Licensed Technology because BMS could have independently developed its own manufacturing process for FPA008. Therefore, the Manufacturing Know-How deliverable was considered a separate unit of accounting with a standalone value.

Accordingly, FivePrime determined there are two units of accounting relating to the deliverables discussed above: i) the license to BMS of the FivePrime Licensed Technology and transfer to BMS of Data Know-How and ii) the transfer to BMS of Manufacturing Know-How.

3)	Determination of the Appropriate Revenue Recognition Model for Each of the Units of Accounting

Revenue is recognized when the four basic criteria of revenue recognition are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. Upon the effective date of the 2015 License Agreement, persuasive evidence of an arrangement existed in the form of the agreement itself. Collection was reasonably assured as the $350 million upfront fee was due within 30 days of the effective date and was paid in December 2015. With regard to fixed or determinable fees, the upfront fee was fixed at $350 million. The potential milestone payments, which are contingent, and royalties were excluded from the allocable consideration because they were not fixed or determinable at the inception of the 2015 License Agreement.

As discussed above, in accordance with ASC 605-25, the Company identified the (1) license to BMS under the FivePrime Licensed Technology combined with the transfer of Data Know-How and (2) transfer of Manufacturing Know-How as the two deliverables to which it should allocate consideration. The license to BMS under the FivePrime Licensed Technology was delivered at the effective date of the 2015 License Agreement. FivePrime delivered the Data Know-How to BMS in October 2015 and the Manufacturing Know-How in December 2015. Since FivePrime delivered both deliverables to BMS by December 31, 2015, there was no need to separately allocate the $350 million up-front payment to these two units of accounting as all deliverables were fully delivered during the fourth quarter of 2015.

•	Your basis for apparently concluding that amounts of up to $1.05 billion in development and regulatory milestone payments per anti-CSF1R product for oncology indications and up to $340 million in development and regulatory milestone payments per anti-CSF1R product for non-oncology indications will not, when triggered, be subject to allocation of arrangement consideration.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 13, 2016

Page Seven

Under the 2015 License Agreement, FivePrime is entitled to receive various payments upon the achievement of specified development, regulatory and approval milestones that could total up to $1.05 billion per anti-CSF1R product for oncology indications and up to $340 million per anti-CSF1R product for non-oncology indications. The potential milestone and royalty payments are contingent consideration and cannot be included in the allocation of arrangement consideration until fixed or determinable. Upon achievement, the contingent payments that do not meet the definition of a milestone under ASC 605-28, Milestone Method of Revenue Recognition, would be included in the allocation of arrangement consideration. The revenue to be recognized would involve the allocation of arrangement consideration between the completed and non-completed units of accounting at the point the milestone is achieved. In other words, a portion of the contingent payment would be deferred if there were non-completed units of accounting. However, FivePrime has delivered all units of accounting under the 2015 License Agreement before the potential receipt of any of these contingent payments. FivePrime therefore expects to recognize these contingent payments as revenue upon receipt of any such contingent payment.

In response to the Staff’s comments, the Company proposes to prospectively include the following disclosure in Footnote 9 – Bristol-Myers Squibb Company, License and Collaboration Agreement in the Notes to Financial Statements included in the Company’s next Annual Report on Form 10-K:

In accounting for the FPA008 collaboration agreement, we considered whether the FPA008 collaboration agreement and the clinical trial collaboration agreement entered into in November 2014 were, in substance, one arrangement or whether they were two separate arrangements. We evaluated the guidance in ASC 985-605-55-4, Software Revenue Recognition Implementation Guidance, by analogy and concluded that the FPA008 collaboration agreement and the 2014 clinical trial collaboration agreement were two separate arrangements.

*    *    *    *    *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes of disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Mr. Jim B. Rosenberg

Securities and Exchange Commission

June 13, 2016

Page Eight

The Company respectfully requests the Staff’s assistance in completing the review of this response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact Marc L. Belsky at (415) 365-5796, Jaime L. Chase at (202) 728-7096 or myself at (650) 843-5128. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Marc L. Belsky, Five Prime Therapeutics, Inc.
Francis Sarena, Esq., Five Prime Therapeutics, Inc.
Daniel M. Coleman, Ernst & Young LLP
Jaime L. Chase, Esq., Cooley LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com